Exhibit 21
Subsidiaries of MedAssets, Inc.

Subsidiary	Jurisdiction of Formation
Aspen Healthcare Metrics LLC	Delaware

Avega Health Systems, LLC	Delaware

MedAssets Analytical Systems, LLC	Delaware

MedAssets Net Revenue Systems, LLC	Delaware

MedAssets Supply Chain Systems, LLC	Delaware

Radiology Partners LLC	Delaware

Dominic & Irvine, LLC	Delaware